Exhibit 4.6

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

        This Amendment No. 1 (this "Amendment"), dated as of February 8, 2001, supplements and amends the Rights Agreement, dated as of May 1, 1998 (the "Rights Agreement"), between Chart Industries, Inc. (the "Company") and National City Bank, as Rights Agent (the "Rights Agent"). Capitalized terms not otherwise defined herein have the respective meanings assigned to such terms in the Rights Agreement.

WITNESSETH

        WHEREAS, on April 30, 1998, the Board of Directors of the Company (the "Board") authorized the issuance of Rights to purchase, on the terms and subject to the provisions of the Rights Agreement, Series A Junior Participating Preferred Stock of the Company (each a "Right," and collectively, the "Rights"); and

        WHEREAS, the Board authorized and declared a dividend of one Right for each share of Common Stock of the Company outstanding on June 1, 1998 and authorized the issuance of one Right (subject to certain adjustments) with respect to each share of Common Stock of the Company that becomes outstanding after the Record Date but before the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date; and

        WHEREAS, as of May 1, 1998, the Company and the Rights Agent entered into the Rights Agreement to set forth the description and terms of the Rights; and

        WHEREAS, pursuant to Section 27 of the Rights Agreement, the Board has deemed it desirable to supplement and amend the Rights Agreement on a basis consistent with the original purpose and intent of the Rights Agreement.

        NOW, THEREFORE, the Rights Agreement is hereby supplemented and amended as follows:

        1.    Section 1(a) of the Rights Agreement is supplemented and amended by adding the following sentence at the end thereof:

"Notwithstanding any other provision of this Section 1(a), no Person shall be deemed to be an Acquiring Person for any purpose under this Agreement, if such Person, together with all Affiliates and Associates of such Person, was, as of May 1, 1998, the Beneficial Owner of 20% or more of the Common Stock of the Company then outstanding."

        2.    Except as expressly herein set forth, the remaining provisions of the Rights Agreement shall remain in full force and effect and be unaffected hereby. This Amendment shall be governed by, and construed in accordance with, the internal substantive laws of the State of Delaware.

        3.    This Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

        IN WITNESS WHEREOF, this Amendment No. 1 has been executed, effective as of this 8th day of February, 2001, by authorized representatives of each of the Company and the Rights Agent.

CHART INDUSTRIES, INC.

By: /s/ Don A. Baines
Name: Don A. Baines
Title: Chief Financial Officer and Treasurer

NATIONAL CITY BANK

By: /s/ David B. Davis
Name: David B. Davis
Title: Vice President